NEWS RELEASE
TSX: ELD NYSE: EGO	March 12, 2018

Eldorado Gold Announces Senior Management Changes

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today announces several changes to its senior management team to support the Company’s strategy of focusing on delivering production and earnings growth from its portfolio of high quality assets.

Fabiana Chubbs, Eldorado’s Chief Financial Officer (“CFO”) since 2011, will leave the Company at the end of April 2018. Mrs. Chubbs will continue to serve as CFO until her departure and will work during the coming weeks to ensure an orderly transition of her responsibilities. The Company has commenced a search for her successor.

“I want to thank Fabi for her contributions to Eldorado over the past decade,” said George Burns, Eldorado’s President and Chief Executive Officer. “She has been instrumental in managing Eldorado’s finances in order to position us to deliver on the pipeline of projects in our portfolio. We appreciate Fabi’s commitment to ensuring a smooth transition and wish her well in her new endeavors.”

Timothy Garvin has joined Eldorado as Executive Vice President and General Counsel. Mr. Garvin has extensive experience as senior in-house legal counsel, having worked for a number of large companies in the resource sector in a range of international jurisdictions. He will be responsible for overseeing the legal function Company-wide and providing strategic legal advice to the business units, management and the Company’s Board of Directors.

Andor Lips has joined the Company, as Vice President, Government Relations Europe, and is based in Eldorado’s Amsterdam office. Mr. Lips brings over 20 years of experience in mineral exploration, project development, mining finance and stakeholder engagement, most recently holding senior positions with Lydian International Ltd., ING Bank N.V., and the Commodity Discovery Fund. He is responsible for providing comprehensive advocacy to support the growth of Eldorado’s business interests in Europe.

After nearly 20 years with Eldorado, Dawn Moss, Executive Vice President, Administration, retired from Eldorado’s management team at the end of February 2018.

Also departing the Company at the end of February after more than 20 years was Eduardo Moura, who served as Vice President and General Manager of Greece for more than five years and most recently as Vice President, Special Advisor to the President and CEO for the past four months.

George Burns concluded, “On behalf of our employees and the Board of Directors, I would like to thank Dawn and Eduardo for their contributions, hard work and dedication to the Company. We wish Dawn well in her retirement and wish Eduardo all the best as he moves forward to pursue new opportunities. Finally, I am pleased to welcome Tim and Andor and look forward to their contributions to the leadership team.”

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s changes to its senior management team including statements or information with respect to: our expectation as to future financial and operating performance, including future cash flow, ; and our strategy, plans and goals, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), mineral tenure and permits; gold and other metal price volatility; mining operations and development; foreign country operations; sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; the sale of our Chinese assets on the Company's operations; the acquisition of Integra Gold Corp.; additional funding requirements; currency fluctuations; litigation and arbitration risks; climate change; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations Peter Lekich Manager, Investor Relations 604.607.6698 or 1.888.363.8166 peter.lekich@eldoradogold.com	Media Louise Burgess Director, Communications and Government Relations 604.601.6679 or 1.888.363.8166 louiseb@eldoradogold.com